UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 24, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	24 December 2020

Release Number	27/20

Samarco Update

Samarco Mineração S.A. (Samarco) has met the licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo, Brazil, and has commenced iron ore pellet production.

Samarco’s operations were suspended following the failure of the Fundão dam on 5 November 2015.

Samarco’s gradual restart of operations incorporates concentrator 3 at the Germano complex and pelletising plant 4 at Ubu, as well as a new system of tailings disposal combining a confined pit and tailings filtering system for dry stacking.

Independent tests have been carried out on Samarco’s preparations for a safe restart of operations. Samarco expects initially to produce approximately eight million tonnes of iron ore pellets per annum.

The extensive work undertaken by the Renova Foundation (Renova) to remediate and compensate for the damages of the failure of the Fundão dam in 2015 continues, and BHP Billiton Brasil Ltda. continues to support Renova in its work. By November 2020, Renova had spent approximately BRL 10.7 billion (approximately US$2.1 billion) on its remediation and compensation programs. By November 2020, approximately BRL 3.1 billion (approximately US$620 million) had been paid in indemnities and emergency financial aid to approximately 325,000 people.

BHP Billiton Brasil Ltda. and Vale S.A. each hold a 50 per cent interest in Samarco.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Geof Stapledon

Acting Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 24, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Acting Group Company Secretary